

Mail Stop 4631

February 9, 2016

Via E-Mail
Mr. Andre Bergstein, Chief Financial Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil

>   **Re: Gafisa S.A.**
>   **Form 20-F for the year ended December 31, 2014**
>   **Filed April 28, 2015**
>   **File No. 1-33356**

Dear Mr. Bergstein:

We have reviewed your January 25, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

Notes to the Consolidated Financial Statements
(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP
(i) Net Income (loss) and (ii) Equity, pages F-105 and F-106

1.   We note your response to prior comment 10 which indicates that the adjustments to net operating revenue and operating costs are the result of the derecognition of AUSA's USGAAP adjustments. Please explain the nature of these adjustments and why they impact the equity reconciliation. In this regard, we note that the difference in accounting between US GAAP and Brazilian GAAP was, in part, a presentation issue (i.e. the of discontinued operations under US GAAP) which would not appear to impact equity. Please explain why the net of these adjustments (i.e. R$752,004) is not already reflected in the US GAAP book value of AUSA and thus reflected in the US GAAP gain on the disposition of AUSA.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction

Cc: Mr. Manuel Garciadiaz, Davis, Polk & Wardwell LLP